March 20, 2018

VIA EDGAR AND FEDERAL EXPRESS

Jennifer Monick

Assistant Chief Accountant Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Ventas, Inc.
Form 10-K for the fiscal year ended December 31, 2017

Filed February 9, 2018

File No. 1-10989

Dear Ms. Monick:

Set forth below are the responses of Ventas, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter dated March 8, 2018 from you to Robert F. Probst, the Company’s Executive Vice President and Chief Financial Officer, with respect to the above-referenced filing.

For the convenience of the Staff, we have set forth below each of the Staff’s comments in italics, immediately followed by our response thereto.

Form 10-K for the year ended December 31, 2017

Notes to Consolidated Financial Statements

Note 2 — Accounting Policies

Accounting for Historic and New Markets Tax Credits, page 90

1.              Please tell us how you determined it was appropriate to classify the capital contributions from tax credit investors within accounts payable and other liabilities, as opposed to as noncontrolling interests. Further, please tell us how you determined it was appropriate to reduce the carrying value of the subject property upon delivery of the tax credit to the tax credit investor. Within your response, please reference the authoritative accounting literature management relied upon. Also, please quantity the impact related to these tax credits on your financial statements as of and for all periods presented. Your response should address, but not be limited to, the amount of capital contributions that have been recorded as liabilities, the amount accreted as interest expense, and the amount recorded as a reduction in cost basis of subject properties.

Additional Background Information of Tax Credit Structures

In September 2016, we acquired several life science real estate assets, including in-progress developments.  Many of these assets (and assets from follow-on investments we have made since September 2016) are owned in legal entity structures that are designed to enable the generation and monetization of either new market tax credits (“NMTC”) or historical tax credits (“HTC”), or both (collectively, “Tax Credits”). The Tax Credits are a form of subsidy and while not provided in the form of a grant, the process to allocate and provide such credits undertaken by the granting party (governmental and quasi-governmental entities) is similar to that of a grant.

The rental income stream available in the markets in which these assets are located (i.e. lower income or underdeveloped areas) typically do not provide for sufficient yields to warrant investment and development without the subsidy of such Tax Credits. With the cash flows provided by the Tax Credits, the owner of these real estate projects are rewarded with a more appropriate yield.  In general, we monetize the tax benefits associated with Tax Credits through a Tax Credit investor (“TCI”) who contributes cash to a partnership, which in turn contributes funds to the development project, which then facilitates the transfer of the Tax Credits to the TCI.  The Tax Credit obligation is explicitly provided for under the terms of the operating agreement, which requires that qualified Tax Credits be provided to the TCI and for a set amount. This arrangement is different than one of an equity interest, where an investor’s return is subject to future results of the entity, and not guaranteed. Generally after the completion of each project (typically upon expiration of a Tax Credit recapture period), the TCI’s ownership in the Tax Credit structure is monetized through their exercise of a put right, at a nominal strike price substantially less than its original contribution.  The TCI’s primary motivation for its investment is to receive the benefit of Tax Credits and not to hold a long-term equity interest in a real estate asset.

Ventas Classification of Tax Credit Contributions as Liabilities

When a TCI makes a contribution of cash to a project, we recognize liabilities associated with both (i) the portion of the contribution attributed to the eventual exercise of the put option (“put liability,” whereby we may be obligated or entitled to repurchase the ownership interest of the TCI) and (ii) the portion of the contribution attributed to our obligation to deliver Tax Credits to the TCI.

Since there is no specific guidance in U.S. GAAP relating to these types of transactions, we considered guidance, including by analogy, from both the FASB and IASB, and also industry practice, in determining that these amounts would represent liabilities on our Consolidated Balance Sheets:

•                  ASC Topic 480, Distinguishing Liabilities from Equity

•                  FASB Concept No. 6, 36 — Characteristics of Liabilities

•                  IAS 20, Accounting for Government Grants and Disclosure of Government Assistance

•                  Industry practice of other SEC registrants

As it relates to put liabilities, we concluded that the put option itself would not be within scope of ASC 480 since the option is not a freestanding financial instrument (ref. ASC 480-10-15-3).  The put options are part of the operating agreements that are unique for each of the respective Tax Credit structures and they are not entered into separately from the overall equity transaction from the TCI.   The put options are not legally detachable or separately exercisable.  They exist as terms within the operating agreements and could not exist separate from the respective Tax Credit structure.

In considering liability classification, we applied the above fact pattern to the concept of a performance obligation that exists in current authoritative literature.  A performance obligation represents a promise to transfer either a good or service (or a bundle of goods or services) that is distinct. These promises can be contractually required or implicit in an arrangement. In applying the definition of a performance obligation, we concluded that recognition of both our obligation to perform under the put arrangements as well as our obligation to deliver Tax Credits to the TCIs when earned is appropriate.

FASB Concept Statement No. 6 (36 — Characteristics of Liabilities) states that “liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”  We concluded that there is (1) a probable future sacrifice of economic benefits, given the legal requirements in the operating agreements and the status of the Tax Credits on the TCI investing in the structure, and (2) a present obligation, as per the analogy to grant accounting discussed below, where grants are recorded when there is reasonable assurance that the grant will be received.

Given the limited relevant guidance in U.S. GAAP, we also considered IAS 20.7, which states that “a government grant is recognized only when there is reasonable assurance that (a) the entity will comply with any conditions attached to the grant and (b) the grant will be received.”  We concluded that recognition of the “grant” (i.e. the obligation to provide future tax benefit to the TCI in the form of Tax Credits)) is appropriate since there is a reasonable assurance that we will comply with the conditions of obtaining and delivering the Tax Credits and that the Tax Credits themselves will be received.  With respect to determining whether the Company is obligated to provide the Tax Credits and thus a liability exists, we have met this reasonable assurance threshold as per IAS 20.7 considering the following:

•                  The operating agreements within these Tax Credit structures are detailed and explicit as to the requirements under the put option provisions, as well as the transfer of the Tax Credits to the TCIs once allocated from the taxing authority.  Explicit requirements include, but are not limited to, information about the types of qualified expenditures, legal entity structure, flow of funds and timetables.

•                  NMTCs are awarded almost immediately, as the conditions necessary are typically met when the operating agreements are signed.

•                  HTCs are awarded upon substantial completion if qualifying costs are incurred for rehabilitation and reconstruction of certain qualifying historic buildings. An extensive review and approval of qualifying costs is performed during both the budgeting and execution phases of each project.  Upon completion of each project, there is a process to certify the qualifying expenditures, ensuring the conditions necessary to deliver Tax Credits to the TCIs before a contribution is received.

•                  It is our understanding that in substantially all prior instances, TCIs have exercised their put option.  This validates our assessment that the primary purpose and intent of TCIs investing in these Tax Credit structures is to realize the benefit of available Tax credits.

Based on the information above, we have concluded that there is reasonable assurance that we will comply with the conditions required to generate the tax credits and that TCIs will receive the Tax Credits per the terms of the respective operating agreements.

In summary, the economic substance of the Tax Credit obligation arising from the TCI contributions is not akin to a non-controlling interest given the economics and value of the Tax Credits required to be provided are defined and guaranteed, among other factors. We do believe that the Tax Credit obligation represents a liability and this view is supported by the relevant accounting literature and factors discussed above.

Ventas Consideration of Industry Practice

We also considered industry practice in determining the proper classification of these Tax Credit obligations as liabilities.  We identified numerous publicly traded registrants that have entered into similar transactions, including BioMed Realty Trust Inc. (BMR; no longer listed), Brandywine Operating Partnership (BDN), Forest City Realty Trust (FCE.A), Verso Corporation (VRS), and Higher One Holdings, Inc. (ONE; no longer listed). Based on our review of their publicly filed financial statements, each of these companies disclosed that they have recorded obligations under similar tax credit structures as liabilities on their balance sheets, consistent with the accounting conclusions we have drawn.

Further, we noted that in 2009, Brandywine received a comment letter from the SEC regarding their tax credit transaction and related accounting and presentation.  We reviewed the comment letter, noting that the classification of these Tax Credit obligations was discussed in the letter and the SEC did not object to similar accounting treatment and presentation at that time. In that case, the liability treatment was deemed appropriate whether the credit represented deferred revenue or another type of requirement to perform/provide future benefit to a third-party.

Ventas Accounting for Tax Credits as Reduction in Carrying Value

As indicated above, since there is no specific guidance under U.S. GAAP relating to these types of transactions, we also considered guidance IAS 20 in determining the appropriate relief of our liability from TCI contributions to the carrying value of the subject property upon delivery of the Tax Credit to the TCI.  As discussed above, we believe that the Tax Credits are reasonably certain and will result in our compliance with all necessary conditions (ref. IAS 20.7).  IAS 20.24-25 states: “Government grants related to assets, shall be presented in the statement of financial position either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset. Two methods of presentation in financial statements of grants (or the appropriate portions of grants) related to assets are regarded as acceptable alternatives.”

We have concluded that adjusting the carrying amount of the asset is most appropriate method, since the Tax Credit structures are merely a subsidy supporting the construction of a real estate asset.  Further, since virtually no repayment is expected to TCIs, such “grants” should be recognized outside profit or loss.  Given that the Tax Credits are not generated for sale but rather part of the financing subsidizing construction, this is supportive of the accounting conclusion to record the credit obligation liability as a credit against the real estate basis, not as revenue.

When considering the underlying economics, the absence of directly on point guidance under U.S. GAAP but existence of relevant analogies, and our inspection of industry practice, we believe that the accumulation of factors supports the accounting policy and position we have taken.

Quantification of the Impact of Tax Credits

We acquired our life science real estate portfolio on September 1, 2016, and since the initial accounting for that acquisition, the impact of Tax Credits to our Consolidated Financial Statements is as follows:

•                  We recognized Interest expense in our Consolidated Statements of income of $609,070 and $98,271 for the years ended December 31, 2017 and 2016, respectively (and only for our period of ownership in the case of 2016), relating to liabilities associated with TCI investments.

•                  In 2017, we paid HTC and NMTC investors $5.3 million relating to their exercise of their put options upon expiration of the Tax Credit recapture periods for three separate life science assets.  These payments were recorded as a reduction in amounts accrued in Accounts payable and other liabilities on our Consolidated Balance Sheets.

•                  In July 2017 we received $8.9 million in net proceeds from TCIs for the delivery of NMTCs for the development of a new life science asset.  These proceeds were recorded as a reduction in the carrying value of Construction in progress on our Consolidated Balance Sheets.  The development is expected to be completed in 2018.

•                  In 2017 and 2016, we received $36.1 million in contributions from TCIs relating to three separate life science developments that we acquired.  Our purchase and sale agreements with the seller contemplated that we remit any such contributions to the seller, thereby resulting in a net zero impact to our Consolidated Financial Statements.

We hope that the foregoing has been responsive to the Staff’s comments.

Should any member of the Staff have any questions or comments or wish to discuss further the foregoing responses to your March 8, 2018 letter, please call me at (312) 660-3725.

Very truly yours,

/s/ Robert F. Probst

Robert F. Probst
Executive Vice President and Chief Financial Officer

cc:                                Debra A. Cafaro, Chairman and Chief Executive Officer of Ventas, Inc.

T. Richard Riney, Executive Vice President, Chief Administrative Officer, General

Counsel and Ethics and Compliance Officer of Ventas, Inc.